SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Virtusa Corporation

(Name of Issuer)

Common Stock, par value

$0.01 per share

(Title of Class of Securities)

92827P102

(CUSIP Number)

New Mountain Vantage Advisers, L.L.C.

787 Seventh Avenue, 49th Floor

New York, NY 10019

(212) 720-0300

With a copy to:

Russell Leaf

Jared Fertman

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92827P102	13D	Page 2 of 10

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage LO, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 16,048 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 16,048 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,048 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*

Percentage calculated based on 30,309,509 shares of common stock, par value $0.01 per share, outstanding as of the close of business on October 9, 2020, as reported by Virtusa Corporation in its definitive proxy statement filed on October 20, 2020.

CUSIP No. 92827P102	13D	Page 3 of 10

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage Focus, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 72,938 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 72,938 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,938 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.24%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*

Percentage calculated based on 30,309,509 shares of common stock, par value $0.01 per share, outstanding as of the close of business on October 9, 2020, as reported by Virtusa Corporation in its definitive proxy statement filed on October 20, 2020.

CUSIP No. 92827P102	13D	Page 4 of 10

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage (California) II, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 253,455 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 253,455 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,455 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.84%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*

Percentage calculated based on 30,309,509 shares of common stock, par value $0.01 per share, outstanding as of the close of business on October 9, 2020, as reported by Virtusa Corporation in its definitive proxy statement filed on October 20, 2020

CUSIP No. 92827P102	13D	Page 5 of 10

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 44,531 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 44,531 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,531 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*

Percentage calculated based on 30,309,509 shares of common stock, par value $0.01 per share, outstanding as of the close of business on October 9, 2020, as reported by Virtusa Corporation in its definitive proxy statement filed on October 20, 2020.

CUSIP No. 92827P102	13D	Page 6 of 10

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage Co-Invest II, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 782,097 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 782,097 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 782,097 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.58%*
(14)	TYPE OF REPORTING PERSON (see instructions) PN

*

Percentage calculated based on 30,309,509 shares of common stock, par value $0.01 per share, outstanding as of the close of business on October 9, 2020, as reported by Virtusa Corporation in its definitive proxy statement filed on October 20, 2020.

CUSIP No. 92827P102	13D	Page 7 of 10

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage GP, L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 1,351,601 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 1,351,601 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,351,601 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.46%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*

Percentage calculated based on 30,309,509 shares of common stock, par value $0.01 per share, outstanding as of the close of business on October 9, 2020, as reported by Virtusa Corporation in its definitive proxy statement filed on October 20, 2020.

CUSIP No. 92827P102	13D	Page 8 of 10

(1)	NAMES OF REPORTING PERSONS New Mountain Vantage Advisers, L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 1,169,069 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 1,169,069 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,169,069 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.86%*
(14)	TYPE OF REPORTING PERSON (see instructions) IA

*

Percentage calculated based on 30,309,509 shares of common stock, par value $0.01 per share, outstanding as of the close of business on October 9, 2020, as reported by Virtusa Corporation in its definitive proxy statement filed on October 20, 2020.

CUSIP No. 92827P102	13D	Page 9 of 10

(1)	NAMES OF REPORTING PERSONS Steven B. Klinsky
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) AF, PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 1,351,601 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 1,351,601 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,351,601 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.46%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*

Percentage calculated based on 30,309,509 shares of common stock, par value $0.01 per share, outstanding as of the close of business on October 9, 2020, as reported by Virtusa Corporation in its definitive proxy statement filed on October 20, 2020.

CUSIP No. 92827P102	13D	Page 10 of 10

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Virtusa Corporation (the “Issuer”) and amends the Schedule 13D filed on July 6, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on July 7, 2020 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D filed on July 29, 2020 (“Amendment No. 2”), Amendment No. 3 to the Schedule 13D filed on August 17, 2020 (“Amendment No. 3”), Amendment No. 4 to the Schedule 13D filed on September 14, 2020 (“Amendment No. 4”), Amendment No. 5 to the Schedule 13D filed on October 7, 2020 (“Amendment No. 5”), Amendment No. 6 to the Schedule 13D filed on November 4, 2020 (“Amendment No. 6”) and Amendment No. 7 to the Schedule 13D filed on November 13, 2020 (“Amendment No. 7” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 8, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 8 have the meanings set forth in the Original Schedule 13D, as amended.

Except as otherwise set forth below, the information set forth in the Schedule 13D remains unchanged.

Item 5.	Interest in Securities of the Issuer.

The first five paragraphs of Item 5(a) and (b) of this Schedule 13D are hereby amended and restated as follows:

The percentages in this Item 5 and in other provisions of this Schedule 13D relating to beneficial ownership of the Common Stock are based on 30,309,509 shares of Common Stock outstanding as of the close of business on October 9, 2020, as reported by Virtusa Corporation in its definitive proxy statement filed on October 20, 2020.

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated by reference.

As of 4:00 p.m., Eastern time, on November 20, 2020, the Reporting Persons beneficially owned 1,351,601 shares of Common Stock, representing approximately 4.46% of the Issuer’s outstanding shares of Common Stock.

As of 4:00 p.m., Eastern time, on November 20, 2020, pursuant to the Cash Derivative Agreements (as defined and disclosed in Item 6), New Mountain Vantage Co-Invest II, L.P. has economic exposure to, in the aggregate, 241,585 shares of Common Stock, representing approximately 0.80% of the Issuer’s outstanding shares of Common Stock.

As of 4:00 p.m., Eastern time, on November 20, 2020, the Reporting Persons, by ownership of shares of Common Stock and pursuant to the Cash Derivative Agreements, have combined economic exposure to, in the aggregate, 5.26% of the Issuer’s outstanding shares of Common Stock.

Item 5(c) of this Schedule 13D is hereby amended to include the following:

Except as set forth in Schedule 1 attached hereto, since Amendment No. 7, the Reporting Persons have not effected any transactions in the Common Stock.

Item 5(e) of this Schedule 13D is hereby amended to include the following:

As of November 20, 2020, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2020

NEW MOUNTAIN VANTAGE LO, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE FOCUS, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE (CALIFORNIA) II, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE CO-INVEST II, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE GP, L.L.C.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

STEVEN B. KLINSKY

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

SCHEDULE 1

The following transactions in the Common Stock were effected since Amendment No. 7 by the Reporting Persons in the open market:

Name of Reporting Person	Date of Transaction	Amount of Security Bought / (Sold)	Price Per Share (including brokerage commissions and transaction costs)
New Mountain Vantage LO, L.P.	11/16/2020	(1,996)	$50.32
New Mountain Vantage LO, L.P.	11/17/2020	(1,297)	$50.15
New Mountain Vantage LO, L.P.	11/18/2020	(36)	$50.05
New Mountain Vantage LO, L.P.	11/20/2020	(2,227)	$49.96
New Mountain Vantage Focus, L.P.	11/16/2020	(8,532)	$50.32
New Mountain Vantage Focus, L.P.	11/17/2020	(4,558)	$50.15
New Mountain Vantage Focus, L.P.	11/18/2020	(157)	$50.05
New Mountain Vantage Focus, L.P.	11/20/2020	(6,160)	$49.95
New Mountain Vantage (California) II, L.P.	11/16/2020	(31,621)	$50.32
New Mountain Vantage (California) II, L.P.	11/17/2020	(20,776)	$50.15
New Mountain Vantage (California) II, L.P.	11/18/2020	(573)	$50.05
New Mountain Vantage (California) II, L.P.	11/20/2020	(35,792)	$49.96
New Mountain Vantage, L.P.	11/16/2020	(5,556)	$50.32
New Mountain Vantage, L.P.	11/17/2020	(3,650)	$50.15
New Mountain Vantage, L.P.	11/18/2020	(101)	$50.05
New Mountain Vantage, L.P.	11/20/2020	(6,288)	$49.96
New Mountain Vantage Co-Invest II, L.P.	11/16/2020	(100,622)	$50.32
New Mountain Vantage Co-Invest II, L.P.	11/16/2020	(5,977)*	$50.30
New Mountain Vantage Co-Invest II, L.P.	11/17/2020	(61,703)	$50.15
New Mountain Vantage Co-Invest II, L.P.	11/17/2020	(3,122)*	$50.14
New Mountain Vantage Co-Invest II, L.P.	11/18/2020	(2,140)	$50.05
New Mountain Vantage Co-Invest II, L.P.	11/20/2020	(131,920)	$49.96
New Mountain Vantage Co-Invest II, L.P.	11/20/2020	(11,210)*	$49.97
New Mountain Vantage GP, L.L.C.	11/16/2020	(22,772)	$50.32
New Mountain Vantage GP, L.L.C.	11/17/2020	(14,962)	$50.15
New Mountain Vantage GP, L.L.C.	11/18/2020	(412)	$50.05
New Mountain Vantage GP, L.L.C.	11/20/2020	(25,777)	$49.96

*	denotes transactions pursuant to the Cash Derivative Agreements